Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

410-744 West Hastings Street

Vancouver, British Columbia

V6C 1A5

Item 2	Date of Material Change

The material change occurred on or about August 15, 2007.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on August 15, 2007.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) reports that the board of Minera Santa Cruz (“MSC”), a joint venture company owned 49% by Minera Andes and 51% by a wholly-owned subsidiary of Hochschild Mining plc (“Hochschild”) (London Stock Exchange, LSE: HOC), the project operator, has made the formal decision to double production capacity from 750 tonnes per day (tpd) to 1,500 tpd at the San José mine in southern Argentina. The cost of the expansion will be financed primarily from cash flow from the existing mine and unsecured local bank financing.

Item 5.1	Full Description of Material Change

The Corporation reports that the board of Minera Santa Cruz (“MSC”), a joint venture company owned 49% by Minera Andes and 51% by a wholly-owned subsidiary of Hochschild Mining plc (‘Hochschild”) (London Stock Exchange, LSE: HOC), the project operator, has made the formal decision to double production capacity from 750 tonnes per day (tpd) to 1,500 tpd at the San José mine in southern Argentina. The cost of the expansion will be financed primarily from cash flow from the existing mine and unsecured local bank financing.

The San José mine celebrated its inaugural ceremony in June 2007 and the first production of gold and silver came from the mine in July 2007. During construction approximately 1,100 people were working at the site and now that construction is complete the mine is staffed by approximately 450 personnel. The Corporation anticipates full commercial production to be achievable within six to twelve months.

Planning ahead for expansion while constructing the current mine, mill capacity was designed to be scaleable from 750 tpd to 1,500 tpd. In anticipation of possible production growth, some equipment with expanded capacity has already been installed. Surface facilities have also been expanded and upgraded. With the decision to expand the operations it will be necessary to add more equipment and infrastructure to handle increased production. An independent economic analysis on the expansion plans will be provided to the partners by MSC.

An exploration drilling program is underway and is designed to test new targets and to develop new reserves and resources on the property to increase mine life and facilitate the expansion of production at the San José project. Over eight thousand meters of drilling have been completed on this program to date and assays are pending. In addition, a new NI 43-101 technical report that adds the Kospi vein to the San José resources is to be completed shortly.

Construction completion of the 750 tpd operation is currently estimated to cost US$94.1 million, plus value added tax (IVA). Pre-completion mine expansion costs and costs related to the change in scope to the original mine plan incurred to date are approximately US$8.8 million, plus IVA. At the end of the second quarter of 2006, when the decision to place the mine into production, Minera Andes reported the mine cost was estimated at US$78.3 million, plus IVA. The amounts paid for IVA tax are refundable to MSC ratably based on production.

The 20% cost increase for completing construction of the mine arises from increases due to inflation of equipment and materials costs, construction delays, and increased contractor costs. Mine expansion costs and costs related to the change in scope to the original mine plan of approximately US$8.8 million include the expansion of facilities, purchase of over-dimensioned equipment, mining engineering studies for the Kospi vein, the commencement of construction of the ramp for the Kospi vein, and additional underground workings. Also the processing operation at the mine is using an intensive leaching reactor (ILR), in lieu of the Merryl-Crowe plant described in the 2005 feasibility study.

The current project loan facility for US$61 million with Hochschild was expanded to US$65 million at the end of the second quarter of 2007 to cover additional mine completion costs and we are currently finalizing the terms and conditions of the formal loan documentation. The loan will be repaid from MSC cash flow and there is no hedging of the project’s gold and silver production (which had been required under the previously arranged bank financing facility). To accelerate the mine expansion and provide necessary funds from mine cash flow, Hochschild has agreed to extend the payback of the project loan facility until after completion of the expansion (except for expected repayment of US$4 million from the proceeds of local bank loans to MSC in October, 2007). MSC estimates completion of the mine expansion is expected to occur in late 2008.

In August 2007, the board of MSC approved a budget of US$94.1 million for completion of construction of the 750 tpd operation, US$8.8 for pre-production mine expansion costs and costs related to the change in scope to the original mine plan incurred to date, US$5.4 million for two months of sustaining costs, US$2.1 million for exploration, US$2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC rateably based on production. MSC currently estimates the total remaining financing needed from its shareholders (Hochschild and Minera Andes) is US$27.4 million of which Minera Andes’ 49% portion is US$13.4 million. Minera Andes has received a MSC cash call to pay US$4.9 million by September 7, 2007 and has these funds in its treasury.

While the timing of further contributions for the estimated balance of US$8.5 million is under discussion with Hochschild, it is likely that Minera Andes will need to raise additional funding through debt or the sale of equity.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

August 15, 2007